FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated January 27, 2015

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ): 07.628.528/0001-59

Company Registry (NIRE): 35.300.326.237

CANCELLATION OF TREASURY SHARES

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas (“Company”), pursuant to article 20, XII of the Bylaws, article 30, paragraph 1, “b” of Law 6404/76, article 2 of CVM Instruction 358/02 and article 14 of CVM Instruction 10/80, hereby informs its shareholders and the public in general that it has canceled one hundred and ninety-five thousand and eight hundred (195,800) common shares held in treasury (“Shares”). The Shares were acquired through the Company’s common share buyback program, as approved by the Board of Directors Meeting held in September 2, 2013.

The Company’s capital stock of five hundred and eighty-four million and two hundred and twenty-four thousand reais (R$584,224,000.00) did not suffer any alteration as a result of the cancellation of the Shares, but it will now be divided into fifty-eight million, two hundred and twenty-six thousand and six hundred (58,226,600) common shares.

The agenda of the Company’s first Shareholders’ Meeting of 2015 will contain the ratification of the cancellation of the Shares, with the consequent alteration to Article 5 of the Company’s Bylaws to reflect the number of shares representing the Company’s capital stock following the cancellation of the Shares.

São Paulo, January 27, 2015.

Julio Toledo Piza

CEO & IRO

Investor Relations

ri@brasil-agro.com

Tel. 55 (11) 3035-5374

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2015.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: January 27, 2015.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer